Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

December 18, 2019

Item 3. News Release

News Release dated December 18, 2019 was disseminated through Newsfile Corp.

Item 4. Summary of Material Change

The Company completed its prospectus offering announced on December 3, 2019 whereby the Company issued a total of 12,650,000 common shares at a price of C$7.28 per common share for gross proceeds of C$92,092,000, including exercise of the over-allotment option in full.

Item 5.1  Full Description of Material Change

The Company completed its prospectus offering announced on December 3, 2019 whereby the Company issued a total of 12,650,000 common shares at a price of C$7.28 per common share for gross proceeds of C$92,092,000, including exercise of the over-allotment option in full (the "Offering"). The Offering was led by National Bank Financial Inc., Desjardins Capital Markets and Scotiabank on behalf of a syndicate of underwriters that included Eight Capital, Canaccord Genuity Corp., PI Financial Corp., RBC Dominion Securities Inc., Cormark Securities Inc., BMO Capital Markets, Beacon Securities Limited and Roth Capital Partners, LLC.

The Company plans to use the net proceeds of the Offering for continued exploration and development of the Company's Las Chispas Project and for general working capital and administrative purposes.

To the knowledge of the Company, insiders of the Company purchased 84,400 common shares of the Company in the Offering.  The participation of such insiders in the Offering constituted "related party transactions", within the meaning of Multilateral Instrument 61-101 ("MI 61-101"). The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61- 101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the interested parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

Pursuant to an agreement between the Company and SSR Mining Inc. ("SSR Mining") dated November 28, 2018 (see news release dated November 29, 2018), SSR Mining has a right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest. The Company agreed to extend the time period during which SSR Mining must exercise such right to January 17, 2020 (45 days from the date that SilverCrest gave SSR Mining notice of the Offering).

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer
Telephone:  (604) 694-1730

Item 9. Date of Report

December 20, 2019